COBHAM

Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED
2005 DEC 19 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: L/COB/88.2/19506

9th December 2005

[redacted]

05013358

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2):
   - Form 88(2) dated 11 August 2005
   - Form 88(2) dated 21 October 2005
   - Form 88(2) dated 2 November 2005
   - Form 88(2) dated 7 November 2005
   - Form 88(2) dated 7 November 2005
   - Form 88(2) dated 17 November 2005
   - Form 88(2) dated 22 November 2005
   - Form 88(2) dated 23 November 2005
   - Form 88(2) dated 23 November 2005
   - Form 88(2) dated 23 November 2005
   - Form 88(2) dated 25 November 2005
   - Form 88(2) dated 29 November 2005
   - Form 88(2) dated 5 December 2005
2. Appointment of director or secretary on Form 288a dated 16 November 2005
3. Stock Exchange announcement regarding notification of interests of directors and connected persons dated 7 October 2005
4. Stock Exchange announcement regarding completion of the disposal of Cobham's Fluid and Air Division dated 1 November 2005

PROCESSED
DEC 20 2005
THOMSON FINANCIAL

Dlw 12/19

5. Stock Exchange announcement regarding finalisation of the sale of Cobham's Fluid and Air Division dated 17 November 2005
6. Stock Exchange announcement regarding £4.8m Countermeasures order dated 28 November 2005
7. Stock Exchange announcement regarding A$1bn Australian Coastwatch contract dated 7 December 2005
8. London Stock Exchange Application for Admission of Securities to Trading on Form 1 dated November 2005
9. London Stock Exchange Application for Admission of Securities to Trading on Form 1 dated 23 November 2005
10. Employee Share Schemes Allotment Committee resolution allotting securities dated 7 September 2005
11. General Purposes Committee resolutions allotting securities:
    - General Purposes Committee resolution allotting securities dated 21 October 2005
    - General Purposes Committee resolution allotting securities dated 24 October 2005
    - General Purposes Committee resolution allotting securities dated 2 November 2005
    - General Purposes Committee resolution allotting securities dated 7 November 2005
    - General Purposes Committee resolution allotting securities dated 7 November 2005
    - General Purposes Committee resolution allotting securities dated 17 November 2005
    - General Purposes Committee resolution allotting securities dated 22 November 2005
    - General Purposes Committee resolution allotting securities dated 23 November 2005
    - General Purposes Committee resolution allotting securities dated 23 November 2005
    - General Purposes Committee resolution allotting securities dated 25 November 2005
    - General Purposes Committee resolution allotting securities dated 25 November 2005
    - General Purposes Committee resolution allotting securities dated 25 November 2005
    - General Purposes Committee resolution allotting securities dated 29 November 2005
    - General Purposes Committee resolution allotting securities dated 29 November 2005
    - General Purposes Committee resolution allotting securities dated 29 November 2005
    - General Purposes Committee resolution allotting securities 5 December 2005
    - General Purposes Committee resolution allotting securities dated 5 December 2005

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

RECEIVED

2005 DEC 19 P 12:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	12	2005			

Class of shares (ordinary or preference etc)	Ordinary 2.5p		
Number allotted	72,220		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address: 20 Fenchurch Street, London, England	Ordinary 2.5p	54,420
UK Postcode EC3P 3DB		
Name(s): Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address: 20 Fenchurch Street, London, England	Ordinary 2.5p	17,800
UK Postcode EC3P 3DB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J N Pope **Date** 05.12.05

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number / DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	11	2005			

Class of shares (ordinary or preference etc)	Ordinary 2.5p		
Number allotted	215,500		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address 20 Fenchurch Street, London, England	Ordinary 2.5p	6,520
UK Postcode EC3P 3DB		
Name(s) Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address 20 Fenchurch Street, London, England	Ordinary 2.5p	63,890
UK Postcode EC3P 3DB		
Name(s) Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address 20 Fenchurch Street, London, England	Ordinary 2.5p	145,090
UK Postcode EC3P 3DB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J M Pope **Date** 29.11.05

** A director / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	11	2005			

Class of shares (ordinary or preference etc)	Ordinary 2.5p		
Number allotted	62,800		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address 20 Fenchurch Street, London, England	Ordinary 2.5p	16,420
UK Postcode EC3P 3DB		
Name(s) Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address 20 Fenchurch Street, London, England	Ordinary 2.5p	28,290
UK Postcode EC3P 3DB		
Name(s) Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address 20 Fenchurch Street, London, England	Ordinary 2.5p	18,090
UK Postcode EC3P 3DB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J.M. Pope Date 25.11.05

** A director / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Tel

DX number DX exchange

file no. 8234923

RECEIVED

2005 DEC 19 P 12:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	23	11	2005			

Class of shares (ordinary or preference etc)	Ordinary 2.5p		
Number allotted	15,410		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Individuals named on attached schedule issued by the Yorkshire Bldg Soc Address UK Postcode	Class of shares allotted Ordinary 2.5p	Number allotted 5,290
Name(s) Individuals named on attached schedule issued by the Yorkshire Bldg Soc Address UK Postcode	Class of shares allotted Ordinary 2.5p	Number allotted 2,770
Name(s) Individuals named on attached schedule issued by the Yorkshire Bldg Soc Address UK Postcode	Class of shares allotted Ordinary 2.5p	Number allotted 1,800
Name(s) Individuals named on attached schedule issued by the Yorkshire Bldg Soc Address UK Postcode	Class of shares allotted Ordinary 2.5p	Number allotted 440
Name(s) Individuals named on attached schedule issued by the Yorkshire Bldg Soc Address UK Postcode	Class of shares allotted Ordinary 2.5p	Number allotted 3,490

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed JMoore JMPOLE **Date** 29.11.05

** A ~~director~~ / secretary / ad~~ministrator / administrative receiver~~ / receiver / of~~ficial receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

File no. 8234923

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Mr R J Webber Address: Fourwinds, Balnageith, Forres, Moray UK Postcode: IV36 2SG	Class of shares allotted: Ordinary 2.5p	Number allotted: 1,620
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 29.11.05

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you

Tel

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
006870952765	161104	3	1.08	0.83	MRS	ASSENDER	SM	ZT222656D	1820	1743.12	0	1820	84 NORWOOD ROAD	EFFINGHAM	LEATHERHEAD		KT24 5NX	SYLVIA MARGARET	ERA
001411843862	121101	3	0.84	0.59	MR	MURPHY	AJ	JA710238A	1800	1512.00	0	1800	4 BARHAM HALL COTTAGES	BARTLOW ROAD	LINTON	CAMBRIDGE	CB1 6PN	ANDREW JOHN	EURO
004829956363	141102	3	0.77	0.52	MR	WARREN	J	NS575298C	740	569.08	0	740	130 FERNSIDE ROAD	POOLE			BH15 2ER	JASON	FRL
005175340284	141103	3	0.94	0.69	MR	WARREN	J	NS575298C	480	450.72	0	480	130 FERNSIDE ROAD	POOLE			BH15 2ER	JASON	FRL
006870714165	161104	3	1.08	0.83	MR	WARREN	J	NS575296C	650	699.40	0	650	130 FERNSIDE ROAD	POOLE			BH15 2ER	JASON	FRL
Totals									5290	4974.30	0	5290							

No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	2770
No of Individual Cheques	1
Value of Individual Cheques	3.63
Value of other ind payments	0.00

Listing for COBHAM PLC

Closure Date 07-SEP-2005

No	Employee Details		Option Details					
33463	MR SK HARDING	Emp No5538	Open Date	010203	Opt Price	0.769000	Company Amt	2130.13
	STEVEN KENNETH	NI No NW908990C	Grant Date	141102	Shares Exer	2770	Cheque No	716515
	59 GROVE ROAD		Term	3	Balance	2080.00	Ind Amount	3.63
	WIMBORNE		Sub Amount	65.00	Interest	53.76	Cheque No	716516
		Left Date 310505	Reason	TUPETF				
		Location FRL						
	BH21 1BN							

ount No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
9933463	HARDING, SK MR	59 GROVE ROAD BH21 1BN	2770	2130.13	89625

BULK PROOF LIST FOR	COBHAM PLC	
Closure Date	14-SEP-2005	
No of Shares	1800	1512.00
Module Name :	SAV0033B	
Actioned by :	root	
Report Date/Time :	14-SEP-2005 at 10:03	
Pages Printed :	00003	

count No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
0410062	KIRBY, SM MRS	15 THE PADDOCK SL6 6SD	1800	1512.00	89938

isting for COBHAM PLC | Closure Date 14-SEP-2005 | Page: 00001

o	Employee Details									
							Option Details			
062	MRS SM KIRBY	Emp No		Open Date	010202	Opt Price	0.840000	Company Amt	1512.00
	SUSAN MARIE	NI No	YM229119B	Grant Date	121101	Shares Exer	1800	Cheque No	718968
	15 THE PADDOCK			Term	3	Balance	1520.00	Ind Amount	8.00
	MAIDENHEAD			Sub Amount	40.00	Interest	0.00	Cheque No	718969
		Left Date	000000	Reason					
		Location	CEL						
	SL6 6SD								

No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	1800
No of Individual Cheques	1
Value of Individual Cheques	8.00
Value of other ind payments	0.00

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		21-SEP-2005	
No of Shares		440	473.44
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	21-SEP-2005 at 10:36	
Pages Printed	:	00003	

ount No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
0949765	ALLEN, JE MR	33 ST. MARYS ROAD UB3 2JP	440	473.44	90140

Listing for COBHAM PLC | Closure Date 21-SEP-2005 | Page: 00001

No	Employee Details				Option Details			
9765	MR JE ALLEN	Emp No3937	Open Date	010205	Opt Price	1.076000	Company Amt	473.44
	JOHN E	NI No YP112564A	Grant Date	161104	Shares Exer	440	Cheque No	720829
	33 ST. MARYS ROAD		Term	5	Balance	480.00	Ind Amount	6.56
	HAYES		Sub Amount	60.00	Interest	0.00	Cheque No	720830
		Left Date 110305	Reason	REDUND				
		Location ERA						
	UB3 2JP							

t No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	440
No of Individual Cheques	1
Value of Individual Cheques	6.56
Value of other ind payments	0.00

BULK PROOF LIST FOR	COBHAM PLC	
Closure Date	05-OCT-2005	
No of Shares	3490	3030.61
Module Name :	SAV0033B	
Actioned by :	root	
Report Date/Time :	05-OCT-2005 at 09:41	
Pages Printed :	00003	

unt No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
421264	RACKSTRAW, GL MISS	6 WINDMILL ROAD DT11 7HG	1190	1117.41	90672
192463	RAWLES, AM MR	16 EMILY CLOSE BH23 2NN	1450	1115.05	90672
447664	RAWLES, AM MR	16 EMILY CLOSE BH23 2NN	850	798.15	90672

Listing for COBHAM PLC Closure Date 05-OCT-2005 Page: 00001

No	Employee Details				Option Details			
21264	MISS GL RACKSTRAW	Emp No6891	Open Date	010204	Opt Price	0.939000	Company Amt	1117.41
	GEMMA LOUISE	NI No JK973884A	Grant Date	141103	Shares Exer	1190	Cheque No	725175
	6 WINDMILL ROAD		Term	3	Balance	1113.00	Ind Amount	4.87
	BLANDFORD FORUM		Sub Amount	53.00	Interest	9.28	Cheque No	725176
		Left Date 310705	Reason	TUPETF				
		Location FRL						
	DT11 7HG							
92463	MR AM RAWLES	Emp No7049	Open Date	010203	Opt Price	0.769000	Company Amt	1115.05
	ANDREW MARK	NI No JL908355D	Grant Date	141102	Shares Exer	1450	Cheque No	725175
	16 EMILY CLOSE		Term	3	Balance	1089.00	Ind Amount	3.07
	CHRISTCHURCH		Sub Amount	33.00	Interest	29.12	Cheque No	725177
		Left Date 010805	Reason	TUPETF				
		Location FRL						
	BH23 2NN							
47664	MR AM RAWLES	Emp No7049	Open Date	010204	Opt Price	0.939000	Company Amt	798.15
	ANDREW MARK	NI No JL908355D	Grant Date	141103	Shares Exer	850	Cheque No	725175
	16 EMILY CLOSE		Term	3	Balance	798.00	Ind Amount	6.51
	CHRISTCHURCH		Sub Amount	38.00	Interest	6.66	Cheque No	725178
		Left Date 010805	Reason	TUPETF				
		Location FRL						
	BH23 2NN							

Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	3490
No of Individual Cheques	3
Value of Individual Cheques	14.45
Value of other ind payments	0.00

File No. 82 5[illegible]23

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Postcode	Forenames	Location
005175421264	141103	3	0.939	0.914	MISS	RACKSTRAW	GL	JK973884A	1190	1,117.41	6 WINDMILL ROAD	BLANDFORD FORUM	DT11 7HG	GEMMA LOUISE	FRL
004830192463	141102	3	0.769	0.744	MR	RAWLES	AM	JL908355D	1450	1,115.05	16 EMILY CLOSE	CHRISTCHURCH	BH23 2NN	ANDREW MARK	FRL
005175447664	141103	3	0.939	0.914	MR	RAWLES	AM	JL908355D	850	798.15	16 EMILY CLOSE	CHRISTCHURCH	BH23 2NN	ANDREW MARK	FRL
Totals									3490	3,030.61					

File no. 8234923

Schedule 1.1

AccountNumber	GrantDate	Term	OptionPrice		Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
001225912361	061100	5	0.836	0.586	MR	BRADNICK	BT	YH329592B	700	585.20	700	6 BRIGHTON WAY	SYMONDS GREEN	STEVENAGE	SG1 2JQ	BRIAN THOMAS	CELRAD
004829706463	141102	5	0.769	0.519	MR	BRADNICK	BT	YH329592B	330	253.77	330	6 BRIGHTON WAY	SYMONDS GREEN	STEVENAGE	SG1 2JQ	BRIAN THOMAS	CELRAD
001225806261	061100	7	0.836	0.586	MR	FIELDS	SW	NR346697C	2110	1,763.96	2110	71 CHURCHFIELD ROAD	POOLE		BH15 2QW	STEPHEN WESLEY	FRL
001410748762	121101	7	0.84	0.59	MR	FIELDS	SW	NR346697C	4130	3,469.20	4130	71 CHURCHFIELD ROAD	POOLE		BH15 2QW	STEPHEN WESLEY	FRL
004422486060	290999	7	0.691	0.441	MR	FIELDS	SW	NR346697C	2770	1,914.07	2770	71 CHURCHFIELD ROAD	POOLE		BH15 2QW	STEPHEN WESLEY	FRL
004830114263	141102	3	0.769	0.519	MR	FIELDS	SW	NR346697C	860	661.34	860	71 CHURCHFIELD ROAD	POOLE		BH15 2QW	STEPHEN WESLEY	FRL
001411801262	121101	3	0.84	0.59	MS	GRANT	AJ	YT173517D	400	336.00	400	65 NORSET ROAD	FAREHAM		PO15 6ST	ANGELA JEAN	FRHIT
004830145263	141102	3	0.769	0.519	MISS	RACKSTRAW	GL	JK973884A	860	661.34	860	6 WINDMILL ROAD	BLANDFORD FORUM		DT11 7HG	GEMMA LOUISE	FRL
004830928363	141102	3	0.769	0.519	MR	STRAFFORD	I	NE030560D	1600	1,230.40	1600	36 BLACKWATER MEWS	TOTTON	SOUTHAMPTON	SO40 2GL	IAN	FRA
005174479964	141103	3	0.939	0.689	MR	STRAFFORD	I	NE030560D	1290	1,211.31	1290	36 BLACKWATER MEWS	TOTTON	SOUTHAMPTON	SO40 2GL	IAN	FRASH
001410863762	121101	5	0.84	0.59	MR	YOUNG	RGS	ZY050823A	3940	3,309.60	3940	84 NORTHBOURNE AVENUE	BOURNEMOUTH		BH10 6DQ	ROY GERALD SEYMOUR	FRL
003889604069	301098	7	0.495	0.245	MR	YOUNG	RGS	ZY050823A	3270	1,618.65	3270	84 NORTHBOURNE AVENUE	BOURNEMOUTH		BH10 6DQ	ROY GERALD SEYMOUR	FRL
Totals									**22260**	**17,014.84**	**22280**						

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 30470

Company name in full: Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	11	2005			

Class of shares (ordinary or preference etc)	Ordinary 2.5p		
Number allotted	40,340		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

File no. 8234923

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address 20 Fenchurch Street, London, England	Ordinary 2.5p	40,340
UK Postcode EC3P 3DB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed JNPOPE Date 23.11.05

** A ~~director~~ / secretary / ad~~ministrator / administrative receiver / r~~eceiver / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

Tel

RECEIVED

2005 DEC 19 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	11	2005			

Class of shares (ordinary or preference etc)	Ordinary 2.5p		
Number allotted	46,350		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

File no. 8234923

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address: 20 Fenchurch Street, London, England	Ordinary 2.5p	46,350
UK Postcode E C 3 P 3 D B		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. M. Pole **Date** 24.11.05

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

Tel

File no. 8234923

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 30470

Company name in full: Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	11	2005			

Class of shares (ordinary or preference etc)	Ordinary 2.5p	-	
Number allotted	139,870		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh

09/2005

File no. 8234923

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address: 20 Fenchurch Street, London, England	Ordinary 2.5p	139,870
UK Postcode EC3P 3DB		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J N Pole Date 22.11.05

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

Tel

RECEIVED

2005 DEC 19 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	11	2005			

Class of shares (ordinary or preference etc)	Ordinary 2.5p		
Number allotted	58,950		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

file no. 8234923

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN) Address: 20 Fenchurch Street, London, England UK Postcode: EC3P 3DB	Ordinary 2.5p	58,950
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J. N. Pole Date 17.11.05

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

Tel

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	11	2005			

Class of shares (ordinary or preference etc)	Ordinary 2.5p		
Number allotted	60,790		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Rood Nominees Limited (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address 20 Fenchurch Street, London, England	Ordinary 2.5p	60,790
UK Postcode EC3P 3DB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] J M Pope Date 07.11.05

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

Tel

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	07	11	2005			

Class of shares (ordinary or preference etc)	Ordinary 2.5p		
Number allotted	44,620		
Nominal value of each share	£.025		
Amount (if any) paid or due on each share (including any share premium)	£.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Rood Nominees Limited (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address 20 Fenchurch Street, London, England	Ordinary 2.5p	44,620
UK Postcode EC3P 3DB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J M Pope **Date** 07.11.05

** ~~A director~~ / secretary / ~~administrator / administrative receiver /~~ receiver / official ~~receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

Tel

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	30470
Company name in full	COBHAM PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	11	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	93,000		
Nominal value of each share	2.5p		
Amount (if any) paid or due on each share (including any share premium)	2.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Rood Nominees Limited DT01 A/C CFIN	Class of shares allotted	Number allotted
Address 20 Fenchurch Street, London, UK	2.5p ords	93,000
UK Postcode EC3P 3DB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M Pope **Date** 4 November 2005

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

Tel

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	21,990		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Share... der details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
ROOD NOMINEES LIMITED (CREST PAR... PANT DT01/CREST MEMBER ACCOUNT CFIN)		
Address		
20 FENCHURCH STREET, LONDON, ENG... D	Ordinary 2.5p, £,	21,990
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] J M POPE Date 21/10/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	1 1	0 8	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	22,260		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 22,260
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J M POPE   Date 11/8/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

RECEIVED

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 30470

Company Name in full Cobham plc

	Day	Month	Year
Date of appointment	0 1	1 1	2 0 0 5
†Date of Birth	1 8	0 1	1 9 4 8

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Dr *Honours etc:

Forename(s): John Simon

Surname: Patterson

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

†† Usual residential address: Cobham plc, Brook Road

Post town: Wimborne Postcode: BH21 2BJ

County / Region: Dorset Country: UK.

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): AstraZeneca plc 02723534 appointed 1 January 2005

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 11.11.05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 16.11.05

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

J M Pope
Cobham plc, Brook Road, Wimborne
Dorset BH21 2BJ Tel 01202 857552
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

COMPANIES HOUSE 17/11/2005

Form April 2002

Company Number 30470

† Directors only.

†Other directorships

AstraZeneca UK Limited 03674842 appointed 27 April 2005

British Pharma Group Limited 02538510 appointed 13 December 1995

GE Healthcare Limited 01002610 (formerly Amersham PLC - name

changed 14.02.05) appointed 9 January 2001 resigned 8 April 2004

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Re Contract
Released	07:00 07-Dec-05
Number	2427V

RNS Number:2427V
Cobham PLC
07 December 2005

7 December 2005

COBHAM NAMED PREFERRED BIDDER FOR AUSTRALIAN
A$1BN COASTWATCH CONTRACT

Cobham plc (Cobham) is delighted to announce that National Air Support company, Surveillance Australia Pty Ltd, part of Cobham's Services Division, has been named preferred bidder for the twelve year A$1bn Australian Coastwatch contract. Cobham is the current provider of aerial Civil Maritime Surveillance services to the Australian Customs Service, which is the largest programme of its type in the world.

Under the new contract Cobham will provide, operate and maintain an updated fleet of ten Dash 8 aircraft through to the year 2020, starting in January 2008. If successful in being awarded the contract, it will be Cobham's biggest ever single order and is a major milestone in an exacting three year tender process.

The new service based on Bombardier Dash 8 aircraft, will double the fleet of fully electronic surveillance aircraft available under the existing contract from five to ten. The aircraft will provide all-weather, day and night electronic surveillance of Australia's maritime Exclusive Economic Zone to detect and deter illegal activity such as drug and people smuggling, illegal fishing and environmental offences.

Allan Cook, Cobham Chief Executive, said:
"We are delighted that Surveillance Australia has been selected as preferred provider to meet the Australian government's future surveillance needs. This has the potential to be an extremely prestigious contract that would underline Cobham's surveillance expertise in an increasingly demanding network-centric environment. This is a major milestone in the programme and we are working closely with the Australian Customs Service to finalise a contract which will operate until 2020."

ENQUIRIES
Cobham plc — Tel: +44 (0)1202 882020
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile — Tel: +44 (0)20 7067 0746
Susan Ellis, Chairman
Helen Thomas

File no. 82-34923

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File no. 8234923

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Re Contract
Released	07:00 28-Nov-05
Number	7275U

RNS Number:7275U
Cobham PLC
28 November 2005

Cobham PLC
28 November 2005

COBHAM WINS £4.8M COUNTERMEASURES ORDER

Cobham plc is pleased to announce that its countermeasures business, Wallop Defence Systems Limited (WDSL) based in Hampshire, England, has recently secured further orders to the value of £4.8m from the UK MoD for the supply of its advanced Infrared countermeasure decoys and associated services. The decoys are being utilised on helicopters and transport aircraft with deliveries under these contracts commencing immediately.

These orders have been placed under an innovative long term Partnering Agreement with the UK MoD's Defence General Munitions Integrated Project Team, and demonstrate WDSL's ability to meet the changing operational and training needs of the Armed Forces.

Allan Cook, Cobham Chief Executive, said

"These contracts reinforce Wallop Defence Systems position as the prime supplier of Infrared countermeasures to the UK MoD."

NOTES TO EDITOR
Cobham plc - with five technology divisions and one in a service sector Cobham designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security markets, and operates, maintains and modifies aircraft, particularly in relation to special mission flight operations.

Wallop Defence Systems Ltd together with FR Countermeasures Inc manufactures and supplies aircraft Infrared countermeasures, decoy, flares, anti-ship missile countermeasures, anti-submarine warfare countermeasures, power cartridges, pyrotechnics, rockets, flares and smoke signals. The process of selling Wallop Defence Systems and FR Countermeasures is under way.

ENQUIRIES

Cobham plc Tel: +44 (0) 1202 882020

Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

File no. 82349 23

Weber Shandwick Square Mile
John Coles, Director
Tel: +44 (0) 207 067 0749

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File no. 82349 23

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	09:03 24-Nov-05
Number	6081U

RNS Number:6081U
Cobham PLC
24 November 2005

Cobham plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 1,150,000 ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Executive Share Option Scheme 1994 (800,000 shares) and Cobham Executive Share Option Scheme 2004 (350,000 shares).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Disposal
Released	14:45 17-Nov-05
Number	3050U

RNS Number:3050U
Cobham PLC
17 November 2005

COBHAM FINALISES SALE OF FLUID & AIR DIVISION

Further to the announcements of 1 November and 13 September 2005, Cobham confirms the sale of the shares in Stanley Corporation Europe SAS has now completed for £0.04 million following consent from the French Ministry of Economy and Finance.

Accordingly, Cobham is pleased to announce that the sale of its Fluid & Air group of companies for £150 million is now finalised.

NOTES TO EDITOR

Cobham plc - Cobham designs and manufactures equipment, specialised systems and components supplied to the aerospace, defence, homeland security, search and rescue and communications markets, and operates, modifies and maintains aircraft for military training, special mission flight operations and outsourced freight and passenger services.

ENQUIRIES

Cobham plc Tel: +44 (0) 1202 882020
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile Tel: +44 (0) 207 067 0749
John Coles, Director

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	09:42 07-Nov-05
Number	7160T

RNS Number:7160T
Cobham PLC
07 November 2005

Additional Listing

Cobham plc announces the allotment of 93,000 Ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue have been allotted to BWCI Trust Company Limited as trustee of the Cobham Employee Share Trust.

Application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of these shares and listing is expected to become effective on 8 November 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Disposal
Released	14:06 01-Nov-05
Number	4627T

RNS Number:4627T
Cobham PLC
01 November 2005

Cobham plc
1 November 2005

Completion of the Disposal of Cobham's Fluid and Air Division

On 13 September 2005, Cobham plc (Cobham) announced the disposal of its Fluid and Air group of companies to Eaton Corporation of the United States for a cash consideration of £150 million, on a debt and cash free basis.

Cobham announces today that all necessary regulatory approvals relating to the disposals of FR-HiTEMP Limited, FR-HiTEMP Inc and Stanley Aviation Corporation have been received and these sales have now been completed.

The sale of the shares in Stanley Corporation Europe SAS for £0.04 million is still outstanding, pending the consent of the French Ministry of Economy and Finance. This sale is expected to take place before the end of the year.

Cobham has agreed a withdrawal arrangement with the Trustees of the Cobham Pension Plan whereby £24 million of the disposal proceeds have been paid into the Cobham Pension Plan to reduce the scheme deficit. This amount equates to the deficit attributable to FR-HiTEMP Limited employees calculated on an actuarial basis. This arrangement was highlighted in the 13 September announcement and has been approved by the Pension Regulator.

Allan Cook, Cobham Chief Executive, said,
"The disposal of the Fluid and Air group of companies to Eaton Corporation has been completed efficiently and smoothly, and will enable us to focus on further investments in technology. We continue to actively review our business portfolio as we drive to become a more focused, more capable and higher-performing Group."

NOTES TO EDITOR
Cobham plc - with five technology divisions and one in a service sector, Cobham designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security markets, and operates, maintains and modifies aircraft, particularly in relation to special mission flight operations.

ENQUIRIES
Cobham plc Tel: +44 (0)1202 882020
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Dresdner Kleinwort Wasserstein Tel: +44 (0)20 7623 8000
Mark Hammond
Claude Herskovits

Weber Shandwick Square Mile Tel: +44 (0)20 7067 0749
John Coles
Susan Ellis

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	14:50 07-Oct-05
Number	3858S

RNS Number:3858S
Cobham PLC
07 October 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

G F Page

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

G F Page

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
------

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Pep re-investment - 225 - General PEP, 48 - SC PEP (97/98), 63 - SC PEP (95/96)

7) Number of shares/amount of stock acquired

336

8) Percentage of issued class

9) Number of shares/amount of stock disposed of

File no. 82-34923

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£1.5772

13) Date of transaction

3rd October 2005

14) Date company informed

6th October 2005

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....... 7th October 2005 ....

END

File no. 8234923

Close

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

For **all other transactions**, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed**. The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310**.

Application to be considered on (date):

Dealings expected to commence on (date):

1. Full legal name of issuer: Cobham plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3.* Home EU competent authority for listing ***(if not UKLA)*****:**

a. Will the securities also be admitted to the Official List of the UKLA? YES/NO

b. If appropriate, has the "passport" been lodged with the UKLA? YES/NO

4. Type of issue for which application is being made:

(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block listings

5.* Expected size of offer (£m):

6.* Expected market cap. post issue :

7. Amount and full description of each class of security for which application is now being made:

(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

1,150,000 ordinary shares of 2.5p each fully paid of which 800,000 shares are to be used in connection with the Cobham Executive Share Option Scheme 1994 and the balance in connection with the Cobham Executive Share Option Scheme 2004.

8. **Are the securities for which application is now made identical ** in all respects**

a. **with each other?** YES/~~NO~~

b. **with an existing class of security?** YES/~~NO~~

** If you answered *NO* to either question how do the securities differ and when will they become identical?

Note in relation to Question 8:

** **identical** means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date:

10. **Please indicate whether the certificates are in registered or bearer form:**

REGISTERED/BEARER

11. **Default place of settlement (system):**

12. **Issuer details:**

a. **Contact name:** J M Pope

b. **Job Title:** Company Secretary

c. **Telephone Number:** 01202 857552

d. **Email address:** popej@cobham.com

13. **Invoicing – Value Added Tax (VAT)**

*To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following **mandatory** section:*

a. **Country of Principal Place of Business (PPB):** England

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. **Is the Issuer registered for VAT in the UK?** **YES:** √ **NO:**

c. **Is the Issuer registered for VAT in another EC country?** **YES:** **NO:** √

d. **If YES, please confirm EC VAT registration number:**

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

File No. 82-5425

14.* **Brief description of business:**

15.* **Directors** *(names, job-titles, executive/non-executive status)*:

16.* **Fiscal year end:**

17. **Sponsor/ Lead manager / Adviser (if applicable):**

a. **Contact name:**
b. **Telephone Number:**
c. **Email address:**

18.* **Sponsor:**

19.* **Corporate Broker:**

20.* **Financial PR advisors:**

21.* **Address at which admission document will be available:**

22.* **Date available:**

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:	[signature]	**Print Name:**	JOHN M POPE
Job Title:	Company Secretary	**Date:**	23rd November 2005

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: Cobham plc

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

For **all other transactions**, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed.** The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310.**

Application to be considered on (date):
Dealings expected to commence on (date):

1. Full legal name of issuer: Cobham plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3.* Home EU competent authority for listing ***(if not UKLA)*****:**

a. Will the securities also be admitted to the Official List of the UKLA? YES/NO

b. If appropriate, has the "passport" been lodged with the UKLA? YES/NO

4. Type of issue for which application is being made:
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Listing of shares vesting under the Cobham Long-Term Incentive Plan.

5.* Expected size of offer (£m):

6.* Expected market cap. post issue :

7. Amount and full description of each class of security for which application is now being made:
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

93,000 ordinary shares of 2.5 pence each fully paid.

8. Are the securities for which application is now made identical ** in all respects

a. with each other? | YES/~~NO~~

b. with an existing class of security? | YES/~~NO~~

** If you answered *NO* to either question how do the securities differ and when will they become identical?

Note in relation to Question 8:

** **identical** means in this context:

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:

Date:

10. Please indicate whether the certificates are in registered or bearer form:

REGISTERED/~~BEARER~~

11. Default place of settlement (system):

12. Issuer details:

a. Contact name:	J M Pope
b. Job Title:	Company Secretary
c. Telephone Number:	01202 857552
d. Email address:	popej@cobham.com

13. Invoicing – Value Added Tax (VAT)

*To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following **mandatory** section:*

a. Country of Principal Place of Business (PPB): England

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. Is the Issuer registered for VAT in the UK?	**YES:**	√	**NO:**	
c. Is the Issuer registered for VAT in another EC country?	**YES:**		**NO:**	√

d. If YES, please confirm EC VAT registration number:

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

14.* **Brief description of business:**

15.* **Directors** *(names, job-titles, executive/non-executive status)*:

16.* **Fiscal year end:**

17. **Sponsor/ Lead manager / Adviser (if applicable):**

- **a. Contact name:**
- **b. Telephone Number:**
- **c. Email address:**

18.* **Sponsor:**

19.* **Corporate Broker:**

20.* **Financial PR advisors:**

21.* **Address at which admission document will be available:**

22.* **Date available:**

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:	[signature]	**Print Name:**	John M Pope
Job Title:	Company Secretary	**Date:**	November 2005

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: Cobham plc

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

File no. 8254?25

COBHAM PLC

Minutes of a meeting of the Employee Share Schemes Allotment Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 7th September 2005

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1 attached have given notice to the company (each such notice being accompanied by the appropriate subscription price £4,974.30) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 5,290 new ordinary shares of 25p nominal value each be allotted to the said participants in accordance with the particulars set out in schedule 1.1 attached such shares to rank pari passu with the existing ordinary shares of 25p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

AccountNumber	GrantDate	Term	OptionPrice	Share premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
																		Schedule 1.1	
008870952765	161104	3	1.08	0.83	MRS	ASSENDER	SM	ZT222656D	1620	1743.12	0	1620	84 NORWOOD ROAD	EFFINGHAM	LEATHERHEAD		KT24 5NX	SYLVIA MARGARET	ERA
001411843862	121101	3	0.84	0.59	MR	MURPHY	AJ	JA710236A	1800	1512.00	0	1800	4 BARHAM HALL COTTAGES	BARTLOW ROAD	LINTON	CAMBRIDGE	CB1 6PN	ANDREW JOHN	EURO
004829956363	141102	3	0.77	0.52	MR	WARREN	J	NS575296C	740	569.06	0	740	130 FERNSIDE ROAD	POOLE			BH15 2ER	JASON	FRL
005175340264	141103	3	0.94	0.69	MR	WARREN	J	NS575296C	480	450.72	0	480	130 FERNSIDE ROAD	POOLE			BH15 2ER	JASON	FRL
008870714165	161104	3	1.08	0.83	MR	WARREN	J	NS575296C	650	699.40	0	650	130 FERNSIDE ROAD	POOLE			BH15 2ER	JASON	FRL
Totals									5290	4974.30	0	5290							

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 5th December 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	P T Stevens	05.12.05	17,800 ("U")	£16,227.55

It was resolved that a total of 17,800 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
P T Stevens	17,800	£0.8866

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 17,800 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 5th December 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (2004) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.09.04	J Fenn	05.12.05	54,420 ("U")	£73,321.70

It was resolved that a total of 54,420 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
J Fenn	54,420	£1.3223

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 54,420 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 29th November 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	G Catrambone	29.11.05	145,090 ("U")	£132,272.75

It was resolved that a total of 145,090 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
G Catrambone	145,090	£0.8866

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 145,090 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 29th November 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	D Taylor	29.11.05	63,890 ("U")	£58,245.96

It was resolved that a total of 63,890 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
D Taylor	63,890	£0.8866

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 63,890 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 29th November 2005

Present: A E Cook - Chairman
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	J Bevan	29.11.05	6,520 ("U")	£5,944.02

It was resolved that a total of 6,520 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
J Bevan	6,520	£0.8866

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 6,520 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 25th November 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	L E Fossey	25.11.05	16,420 ("A")	£14,969.46

It was resolved that a total of 16,420 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
L E Fossey	16,420	£0.8866

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 16,420 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 25th November 2005

Present: A E Cook - Chairman
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	S I Purdy	25.11.05	13,860 ("A")	£14,368.11
20.11.01	S I Purdy	25.11.05	14,430 ("A")	£15,627.69

It was resolved that a total of 28,290 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
S I Purdy	13,860	£1.01166
S I Purdy	14,430	£1.058

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 28,290 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

[signature]
....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 25th November 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A") and Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	A Jackson	25.11.05	16,450 ("A")	£14,996.81
29.10.02	A Jackson	25.11.05	1,640 ("U")	£1,495.12

It was resolved that a total of 18,090 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
A Jackson	18,090	£0.8866

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 18,090 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Fieldhouse Lane, Marlow, Bucks., SL7 1LR on 23rd November 2005

Present: A E Cook - Chairman
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	M Wilkerson	23.11.05	40,340 ("U")	£36,776.36

It was resolved that a total of 40,340 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
M Wilkerson	40,340	£0.8866

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 40,340 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Fieldhouse Lane, Marlow, Bucks., SL7 1LR on 23rd November 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	A W Vaughan	23.11.05	20,300 ("U")	£18,506.70
30.10.03	A W Vaughan	23.11.05	26,050 ("U")	£30,890.87

It was resolved that a total of 46,350 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
A W Vaughan	20,300	£0.8866
A W Vaughan	26,050	£1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 46,350 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 22nd November 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A") Un-approved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	J Fenn	22.11.05	4,660 ("A")	£4,248.34
29.10.02	J Fenn	22.11.05	64,700 ("U")	£58,984.40
30.10.03	J Fenn	22.11.05	70,510 ("U")	£83,612.87

It was resolved that a total of 139,870 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
J Fenn	69,360	£0.8866
J Fenn	70,510	£1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 139,870 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

File no. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 17th November 2005

Present: W G Tucker - Chairman
A E Cook – by telephone

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A") Un-approved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	J B Taylor	17.11.05	20,570 ("A")	£18,752.85
29.10.02	J B Taylor	17.11.05	38,380 ("U")	£34,989.51

It was resolved that a total of 58,950 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
J B Taylor	20,570	£0.8866
J B Taylor	38,380	£0.8866

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 58,950 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held on 7th November 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising her options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	M Vincent	07.11.05	44,620 ("U")	£40,678.27

It was resolved that a total of 44,620 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
M Vincent	44,620	£0.88666

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 44,620 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT(01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held on 7th November 2005

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising her options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]**

Date of Grant	**Name**	**Date of Notice**	**No. of Shares**	**Subscription Price**
29.10.02	K Morrison	07.11.05	60,790 ("U")	£55,419.81

It was resolved that a total of 60,790 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	**No. of Shares**	**Premium per Share (£)**
K Morrison	60,790	£0.88666

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 60,790 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Filed 8234923

COBHAM PLC

Minutes of a meeting of the general purposes committee held at Brook Road, Wimborne, Dorset BH21 2BJ on Wednesday 2nd November 2005

Present: **W G Tucker – Chairman**
A E Cook

In attendance: J M Pope

1. **The Cobham Employee Share Trust**

1.1 It was reported that the company had received the following from BWCI Trust Company Limited being the trustee ("the Trustee") of the Cobham Employee Share Trust ("the Trust"):

i) letters of application dated 1st November 2005 ("the Letters") in respect of the subscription for 93,000 new ordinary shares of 2.5p each in Cobham plc [note: at the price of £1.37241538 per share as to 45,540 shares, and £1.361709677 per share as to 47,460 shares being prices per share specified in the schedule to the deed of amendment relating to options in respect of the Cobham Long Term Incentive Plan dated 28th July 2005 and entered into between the Trustee and the company]. The application, as contained in the Letters, was on the basis that:

(a) such new ordinary shares would rank pari passu with existing issued ordinary shares save that they would not be entitled to any dividends or other rights declared by reference to a record date preceding 2nd November 2005 being the date of exercise of the options referred to in the said deed of amendment; and

(b) the company would apply, as soon as practicable, to the London Stock Exchange and the UK Listing Authority for such shares to be admitted to the Official List; and

ii) the sum of £127,126.54.

1.2 It was resolved that, pursuant to the Letters, 93,000 new ordinary shares of 2.5p each in the company be allotted to the Trustee.

1.3 It was further resolved that the registrars be instructed:

i) to prepare a definitive share certificate in the name of BWCI Trust Company Limited 4023 A/c for 93,000 new ordinary shares of 2.5p each in the company allotted to the Trustee. Such shares to rank pari passu with existing ordinary shares other than for dividends or other rights declared by reference to a record date preceding 2nd November 2005; and

ii) to issue the said share certificate to the Trustee at P O Box 68, Albert House, South Esplanade, St Peter Port, Guernsey, Channel Islands GY1 1AW.

....

Chairman

File no. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 24th October 2005

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules dated 24th October 2005 have given notice to the company (each such notice being accompanied by the appropriate subscription price £12,120.48) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 15,410 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 24th October 2005 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of the closure details relating to this transaction.

2. There being no further business the meeting closed.

[signature]
....
Chairman

Schedule to General Purposes Allotment Committee Minute dated 24th October 2004

Name		No. of shares	Share price	premium	Cost		
Harding	S K	2770	0.769	0.744	2130.13	7.9	
Assenden	S M	1620	1.08	1.055	1743.12		
Murphy	A J	1800	0.84	0.815	1512		
Warren	J	740	0.77	0.745	569.06		
		480	0.94	0.915	450.72		
		650	1.08	1.055	699.4		
Kirby	S M	1800	0.84	0.815	1512	14.9	
Allen	J E	440	1.08	1.055	473.44	21.9	
Webber	R J	1620	0.84	0.815	paid in full	(see note)	adjustment of shares allotted (180 ord 25p shares instead of 18000 ord 2.5p shares no. now being allotted being the difference.
Rackstraw	G L	1190	0.939	0.914	1117.41	5.1	
Rawles	A	1450	0.769	0.744	1115.05	5.1	
Rawles	A	850	0.939	0.914	798.15	5.1	
		15410			12120.48		

File no. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 21st October 2005

Present: A E Cook - Chairman
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	K Veitch	10.10.05	10,220 ("U")	£10,594.67
20.11.01	"	"	11,770 ("U")	£12,746.91

It was resolved that a total of 21,990 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
K Veitch	10,220	£1.01166
	11,770	£1.058

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 21,990 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT101;

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman